[LOGO OF KIEWIT MATERIALS COMPANY]          Kiewit Materials News


For Release 9 a.m. EDT                      Contacts: Chris Murphy, 402-536-3619
July 10, 2002                                           Don Bowman, 402-536-3628


                    Kiewit Materials to be Acquired by Rinker

     Omaha, Nebraska, July 10, 2002 -Kiewit Materials Company today announced that it has reached an agreement to be acquired by Rinker Materials Corporation, the U.S. construction materials subsidiary of Australian-based CSR Limited.

     Under the terms of the agreement, Rinker will commence a tender offer for all of KMC's outstanding common stock for $17.00 in cash per share. Conditions of the offer require at least 90 percent of KMC's common stock to be tendered before the offer expires and completion of the tender offer by September 25, 2002. The aggregate purchase price will be approximately $540 million, net of KMC's estimated cash at closing. The price represents an EBITDA (earnings before interest, taxes, depreciation and amortization) multiple of approximately 7.1, and is approximately twice book value.

     "The construction materials industry in the United States is rapidly consolidating," said KMC President and CEO Chris Murphy. "With annual revenues of about $15 billion, the industry in total sells about 3.2 billion tons of construction materials a year. The top five producers in the United States represent about 25% of the total market. Compare that to Europe, where the top five producers have a combined market share of more than 75%. This explains the significant level of acquisition activity in the U.S."

     Founded by Omaha-based Peter Kiewit Sons', Inc., KMC grew primarily through acquisition. In 1992, the company was a relatively small player in the industry and marginally profitable, with annual revenues of $40 million. Since 1994, KMC has made 16 acquisitions in Arizona, California, Oregon, Washington State and Nebraska. In 2001, annual sales reached $509 million and earnings before interest and taxes were $57.5 million, making KMC one of the ten largest firms in the industry. In 2000, the stock of KMC was distributed to the stockholders of Peter Kiewit Sons', Inc. in a tax-free spin-off.



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[LOGO OF KIEWIT MATERIALS COMPANY]          Kiewit Materials News


Kiewit Materials to be Acquired by Rinker                                 Page 2


     Operations include 44 aggregates facilities, including eight hard rock quarries, supplying 28 million tons of aggregate a year. KMC also produces 4.7 million cubic yards of concrete a year in 60 plants, and 3.4 million tons of hot-mix asphalt in 16 asphalt plants. Aggregate reserves total over 800 million tons, with reserve life averaging over 30 years.

     "While we have continued to focus on growth, this is a business where at some point you are either a buyer or seller," said Ken Stinson, KMC Chairman and Chairman and CEO of Peter Kiewit Sons', Inc. "This is a great deal for both parties. Chris Murphy and his management team have created a lot of value for KMC's shareholders. Rinker's purchase provides value today that might have taken us years to create. At the same time, this is a strategic acquisition for Rinker."

     KMC holds leading positions in growth markets across the western United States. The last large independent materials firm in the region, the company has extensive aggregate reserves and a reputation for being well managed. KMC operates through four business units:

     o    United Metro Materials, which serves the state of Arizona,

     o    Solano Concrete, located in the San Francisco Bay area of California,

     o    Pacific Rock Products, serving the Portland metro area, and

     o    The Quarries group, with facilities across the western United States.

     "Chris and his team manage like owners because they are owners," said Stinson. "The management team owns about 12% of the company, so their interests are aligned with those of the other shareholders."

     "KMC brings a great team of seasoned managers and employees to the Rinker organization," said Murphy. "We have some of the best people in the industry. We're excited about joining the Rinker organization, which is one of the most successful in the business. It's a great fit."

                                    * * * * *

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of KMC. At the time the expected tender offer is commenced, Rinker will file tender offer materials with the Securities and Exchange Commission (the "SEC") and KMC will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. Shareholders of KMC should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all shareholders of KMC free of charge. In addition, all of these materials will be available free of charge on the SEC's website at www.sec.gov.


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